Exhibit 3.1

SAVARA INC.

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Savara Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that:

1. The name of the Corporation is Savara Inc.

2. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 1, 1995 under the name Victoria Enterprises, Inc. The Corporation’s current Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware under the name Mast Therapeutics, Inc. on April 27, 2017 and amended on June 4, 2018 and June 10, 2021.

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), this Certificate of Amendment of the Amended and Restated Certificate of Incorporation amends Section (A) of Article VII of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

“(A) To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, no director or officer shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable.”

4. This Certificate of Amendment of the Amended and Restated Certificate of Incorporation has been duly adopted by the board of directors and stockholders of this corporation in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer as of the 6th day of June, 2024.

SAVARA INC.

/s/ Matthew Pauls
Name: Matthew Pauls
Title: Chief Executive Officer